FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

 Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2: Date of Material Change:

July 21, 2009

Item 3: News Release:

A news release dated and issued on July 21, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Drilling Commences on Uranium Zone at Fond du Lac Project

Item 5: Full Description of Material Change:

Vancouver, Canada, July 21st, 2009- CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has commenced the summer drill program at the Fond du Lac Project.  The initial drilling in 2008 identified significant alteration and mineralization within and outside the known uranium deposit.  Detailed geophysical surveys have highlighted the existing target as well as new nearby features.  The current drilling is focused on potential basement hosted feeder systems.

Previous significant assay results from the deposit are detailed in Table 1 below.  These results indicate good widths and grades of uranium mineralization.

Table 1: Summary of Initial drill results Fond du Lac Project

Hole Number	Rock	From (m)	To (m)	Width (m)	Grade (% U3O8)	Lbs/Ton U3O8
FCL 002	Sandstone	16.8	42.10	25.30	0.10%	2.0
	incl	17.2	24.85	7.65	0.13%	2.6
FCL 003	Sandstone	18.10	44.61	26.51	0.15%	3.0
FCL 004	Sandstone	15.50	17.50	2.00	0.10%	2.0
	and	36.00	42.80	6.8	0.07%	1.4
FCL 005	Sandstone	16.00	22.50	6.50	0.07%	1.4
FCL 006	Sandstone	16.0	30.30	14.30	0.14%	2.8

The Fond du Lac project is located on the northern portion of the Athabasca Basin, Saskatchewan, where the Athabasca sandstone units have minimal thicknesses of 20-75 metres overlying the unconformity.  This area was explored by AMOK in the 1960’s and AMOK and Eldorado Nuclear in the 1970’s and early 1980’s. The property is part of the Fond Du Lac Denesuline First Nation Reserve Lands, and CanAlaska is working with the community under an Option to earn a 49% interest in the project.

A small uranium resource (non 43-101compliant) was previously discovered in the sandstone units, immediately above the unconformity, but no significant effort was made to explore for structurally hosted uranium mineralization in the basement rock at that time.  However there is historical evidence for basement hosted mineralization in hematised fault zones.

The uranium mineralization at Fond du Lac is principally within the Manitou Falls Formation of the Athabasca Sandstone sequence, and is characterized by strong fracturing, intense silicification, zones of hematisation and minor clay alteration.  In the area of 2008 drilling zoning is apparent, with a central highly mineralized-core.  The mineralization is evident as disseminations and replacement, both in the sandstone and near the surface (see following plan and drill section).

Lake Athabasca
AIRPORT
Fond du Lac Community
See Inset Map Figure 2 for Drill Hole Locations
Fond du Lac Denesuline First Nation
0 1 2 3 4
Kilometres
Boulder Train
Fond du Lac Denesuline First Nation
ATHABASCA BASIN
Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN
Map Projection:
NAD 83
UTM ZONE 13
NTS:
74O06
Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)
Date:
Sept. 2008
CanAlaska Uranium Ltd.

Figure 1 - Location and Targets

Fond du Lac Project
Athabasca Basin, Saskatchewan

Across the project, there are multiple other zones, currently only loosely-defined by mineralized boulder trains (see attached Figure 1 for mineralized boulder trains and geophysical responses).

The company expects to complete a minimum 1200 metres of drilling on targets developed from the previous drill campaigns and from the recent geophysics.  This program will continue into August 2009.  Results will be provided as they become available.

2008 Drill Hole
Known Mineralized Zone
Boulder Train
Fond du Lac Camp
Drill Road
Background: Total Magnetic Intensity
Lake Athabasca
Limit of historically documented U3O8 mineralized zone
B
A
FLC001
FLC002 + FLC003
FLC004
FLC005 + FLC006
0
100
200
300
400
500
Metres

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	16.80	42.10	25.30	0.10
incl.	17.20	24.85	7.65	0.13
FLC003	18.10	44.61	26.51	0.15
FLC004	15.50	17.50	2.00	0.10
and	36.00	42.80	6.80	0.07
FLC005	16.00	22.50	6.50	0.07
FLC006	16.00	30.30	14.30	0.14

ATHABASCA BASIN

Fond du Lac
ATHABASCA
BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Feb. 2009

Figure 2 - Main Zone

Summer 2008 Drill Holes

Fond du Lac Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

A
B
FLC004
FLC002
FLC003
FLC001
OVERBURDEN
SANDSTONE
UNCONFORMITY
REGOLITH
BASEMENT
- 20m
- 40m
SHEAR ZONE
HEMATITE ZONE
SULPHIDE FRACTURING

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	16.80	42.10	25.30	0.10
incl.	17.20	24.85	7.65	0.13
FLC003	18.10	44.61	26.51	0.15
FLC004	15.50	17.50	2.00	0.10
and	36.00	42.80	6.80	0.07

ATHABASCA BASIN

Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Feb. 2009

Figure 3 - Drill Section A - B

Summer 2008 Drill Holes

Fond du Lac Project

Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Elsewhere in the Athabasca Basin, CanAlaska has two other crews working.  One crew is at the Cree East Project, located in the southwestern part of the Athabasca basin.  The third crew is operating on targets west of Fond du Lac. The Company is also waiting on drill assay results for the recently completed Black Lake drill program.  The company will be mobilizing to the Collins Bay Extension project in August 2009.

The Company is very pleased with current operations, and is fully-funded for the summer-fall work programs through its joint venture partnerships and from current treasury.

All of the drill core samples from the Fond du Lac project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 21st day of July 2009.